Exhibit 99.3

CONSENT OF PIPER SANDLER & CO.

We hereby consent to the inclusion of our opinion letter, dated June 21, 2022, to the Board of Directors of U.S. Well Services, Inc., a Delaware corporation (“USWS”), as Annex D to the joint proxy statement/prospectus contained in that certain Registration Statement of ProFrac Holding Corp. (“ProFrac”) on Form S-4 (the “Registration Statement”) relating to the agreement and plan of merger involving USWS and ProFrac, and references made to our firm and such opinion in the Registration Statement. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, nor do we admit that we are “experts” for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

/s/ Piper Sandler & Co.

August 30, 2022

Houston, Texas